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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               CEC RESOURCES, LTD.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   124980-10-3
                                 (CUSIP Number)

                                  June 4, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /___/     Rule 13d-1(b)
         /_X_/     Rule 13d-1(c)
         /___/     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 124980-10-3

1.       Names of Reporting Persons.                                 Carl Seaman
         I.R.S. Identification Nos. of Above Persons (entities only)

2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

3.       SEC Use Only

4.       Citizenship or Place of Organization                      United States

         Number of Shares      5.      Sole Voting Power                 219,241
         Beneficially
         Owned by Each         6.      Shared Voting Power                     0
         Reporting
         Person With           7.      Sole Dispositive Power            219,241

                               8.      Shared Dispositive Power                0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person    219,241


10.      Check if the Aggregate Amount in Row (9) Excludes

         Certain Shares (See Instructions)                                   [ ]

11.      Percent of Class Represented by Amount in Row 9                  14.04%


12.      Type of Reporting Person (See Instructions)                          IN


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Item 1.

         (a) The name of the issuer is CEC Resources Ltd. (the "Issuer").

         (b) The principal executive office of the Issuer is located at 1605 700 Sixth Avenue, SW, Calgary, Alberta T2P OT8, Canada.

Item 2.

         (a) The name of the person filing this statement is Carl Seaman.

         (b) The principal business address for Mr. Seaman is 250 Park Avenue, Suite 2030, New York, New York 10017.

         (c) Mr. Seaman is a citizen of the United States.

         (d) This statement relates to shares of the Issuer's common stock (the "Common Stock").

         (e) The CUSIP number of the Common Stock is 124980-10-3.

Item 3.

         If this statement is filed pursuant to rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) ___ An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

         (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

         (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

         (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j) ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to 240.13d-1(c), check this box.
                                                                          /_X_/.


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Item 4.    Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 219,241

         (b) Percent of class: 14.04%

         (c) Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 219,241

                  (ii)     Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of: 219,241

                  (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

         Mr. Seaman may be deemed to be the beneficial owner of 219,241 shares of Common Stock, representing approximately 14.04% of the issued and outstanding shares of Common Stock (based on 1,561,000 shares of Common Stock outstanding as of February 12, 1999), consisting of:

                  (i)      137,252 shares of Common Stock owned directly by Mr.
                           Seaman;
                  (ii) 2,032 shares of Common Stock owned by Mr. Seaman's spouse; and
                  (iii) 79,957 shares of Common Stock owned directly by Carl & Associates, a partnership of which Mr. Seaman holds 80% equity ownership interest and his two adult children hold the remaining 20% equity ownership interests. Mr. Seaman possesses the sole power to vote and to dispose of the shares held by Carl & Associates. Mr. Seaman disclaims beneficial ownership of 15,991 (or 20%) of the 79,957 shares of Common Stock held by Carl & Associates.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent holding Company

     Not applicable.

Item 8.    Identification and Classification of Members of the group

     Not applicable.

Item 9.    Notice of Dissolution of Group

     Not applicable.


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Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:     February 15, 1999

                                                   /s/ Carl Seaman
                                                   ----------------------------
                                                      Carl Seaman